Exhibit 99.1

Aurora and MedReleaf Australia Launch new Medical Cannabis Brand - CraftPlant

NASDAQ | TSX: ACB

Canada's leading medical cannabis provider and Australia's preeminent medical cannabis supplier to bring three new premium strains to Australian patients

EDMONTON, AB, Feb. 22, 2023 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, and MedReleaf Australia today announced the launch of CraftPlant, a new medical cannabis brand for patients in the Australian market.

The CraftPlant brand includes three new products available for doctors to prescribe – Greendae, Navana and HiVolt. All three are developed from ultra-premium cultivars and are THC-dominant with high percentages of terpenes. The cultivars were developed by Occo, Aurora's leading science and genetics business. The new range is produced under strict EU-GMP certified conditions and will be available in 10g containers.

"Through our partnership with MedReleaf Australia, we are proud to continue to lead the way in the Australian market with the addition of new and innovative products for patients," says Miguel Martin, CEO of Aurora Cannabis. "As we build on our strategic international growth plans, Australia has proven to be a very promising and sustainable cannabis market that we are committed to."

Aurora currently holds a 10% ownership stake in MedReleaf Australia, a fully licensed, private company. Together, they provide Australian patients with several Aurora-branded products, including dried flower, oils and soft gels.

Russell Harding, CEO of MedReleaf Australia says, "These new products are the result of dedicated hard work by the teams in both Canada and Australia, providing the most unique cannabis cultivars available in the Australian medical market. With CraftPlant, doctors now have 27 MedReleaf products available for their patients, providing a wide range of possible solutions for patients unable to obtain relief from their prior medications or treatment, and produced under the strictest guidelines."

For further information about CraftPlant, doctors and health care professionals can contact MedReleaf's clinical support team or visit their website: www.medreleafaustralia.com.au.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

About MedReleaf Australia

MedReleaf Australia is a private company established in 2016. MedReleaf is licensed by the Australian Federal Government's Office of Drug Control (ODC) to cultivate and manufacture medical cannabis. MedReleaf also has licences to import, export and wholesale medical cannabis. Its wholly owned subsidiary, MedReleaf NZ, also has a Medicinal Cannabis Supply Licence issued by the New Zealand Ministry of Health.

MedReleaf Australia is backed by more than 50 years of pharmaceutical and healthcare expertise, is driven by Research and Development, and has an exclusive strategic partnership with Canada's Aurora Cannabis Enterprises.

An asset-lean distinct business positioned to take advantage of a rapidly growing markets built to service the Australian and New Zealand medical industries including doctors, pharmacists, and patients.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the launch of new and innovative products to the Australian market through partnership with MedReleaf Australia, leadership in the Australian market through that partnership, and strategic international growth plans, including a commitment to the Australian market.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

MedReleaf Australia Logo (CNW Group/Aurora Cannabis Inc.)

CraftPlant Logo (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:10e 22-FEB-23